(212) 574-1206



                                                                January 19, 2006



VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Attention: Johanna Vega Losert


                 Re:   Euroseas Ltd.
                       Registration Statements on Form F-1 (File No. 133-129145) and Form F-4 (File No. 133-129144)

Dear Ms. Losert:

      Seward & Kissel LLP represents Euroseas Ltd., a Marshall Islands company (the "Company"), in connection with Euroseas' revised Registration Statements on Form F-1 and Form F-4, filed with the Securities and Exchange Commission (the "Commission") on December 5, 2006. By letter dated December 28, 2005 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Company with its comments on the Registration Statements.

      In response to the Comment Letter, the Company has prepared and filed with the Commission pre-effective Amendment No. 2 to the Form F-1, pre-effective Amendment No. 2 to the Form F-4 and this letter. The purpose of this letter is to aid your review of each Amendment No. 2 by responding to each of the comments in the Comment Letter and, when appropriate, identifying the location of the changes or additions made in each Amendment No. 2. The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter. References to page numbers in the responses below are to page numbers in the revised Registration Statements.

General
-------

1. We reissue our prior comment 2 in part. Disclose the various factors considered in determining the offering price for the securities. Also, please condense the summary offering section on page 1 of the summary. It should not be identical to the section later in the document on page 67, and it should not be unnecessarily repetitive with the cover page disclosure.

         The Company has disclosed on page 1 of the F-1 various factors considered in determining the offering price of the securities. The Company has also condensed the summary offering section on page 1 of the summary.

Our Competitive Strengths, page 2
---------------------------------

2. Please provide further clarification as to what you mean by the statement that the Pittas family has operated the business profitably "for many of those" 125 years.

         The Company has revised the disclosure on pages 2 and 45 of the F-1 and page 67 of the F-4.

Dividend Policy, page 3
-----------------------

3. Please tell us, and disclose as necessary, whether your plans to purchase additional vessels will impact your dividend policy, and if so, by how much.

         The Company has supplemented the disclosure on pages 3 and 34 of the F-1 and page 87 of the F-4.

Recent Developments, page 3
---------------------------

4. Reference is made to your November 2005 acquisition of the vessel, Artemis, for $20.65 million. As this vessel's acquisition cost is substantial in comparison to your seven other vessels' combined net book value at June 30, 2005, expand the disclosure in the filing to discuss in more detail the significance of this type of vessel to your operations and explain why the purchase price would be considered reasonable in relation to the historical book value of the other individual vessels included in your historical financial statements. Also, supplementally advise as to your basis why this acquisition of Artemis should not be considered the acquisition of a business in which historical financial statements would be required.

         The Company has supplemented the disclosure on pages 4 and 27 of the F-1 and page 81 of the F-4. The Company advises the Staff that it does not believe that the acquisition of Artemis should be considered the acquisition of a business in which historical financial statements would be required and refers the Staff to the memorandum attached hereto as Attachment A.

5. Please clarify in your expanded disclosure of the merger with a public shell company that the public shell company was Cove. Further, please integrate paragraphs 2 and 3 of this section to provide a more cohesive discussion of the merger, and include an unequivocal statement that the merger was a condition to the private placement, if true. Also, consider providing subsection headings for the various recent developments because the information is currently difficult to follow.

         The Company has supplemented the disclosure on pages 3, 4 and 26 of the F-1 and page 80 of the F-4 to disclose that the public shell company was Cove. The Company has also reorganized paragraphs 2 and 3 of this section to make it more cohesive and has included an unequivocal statement that the Private Placement would not have occurred if the Company did not agree to merge with Cove. Finally, the Company has provided subsection headings for the various recent developments.

Because the Republic of the Marshall Islands . . ., page 18
-----------------------------------------------------------

6. Please revise the narrative to describe the material adverse differences in shareholder rights and protections to which you refer.

         The Company has supplemented the narrative in the risk factor on page 18 of the F-1 and page 30 of the F-4 to describe the material adverse differen-ces in shareholder rights and protections.

Capitalization and Dilution, page 22
------------------------------------

7. Please reconcile, in the filing, the 1,079,167 shares to be issued to the shareholders of Cove in the Merger, with the 'up to 818,604' common shares on the cover page of the filing. We refer you also to related comments below on the Form F-4 registration statement.

         The Company advises the Staff that up to 1,079,167 newly issued shares are to be issued to the shareholders of Cove in the Merger. Of this amount, 818,604 shares will be issued to certain affiliates of Cove and are therefore being registered for re-sale under the F-1 so that sales of such shares are not subject to any holding period under Rule 145 of the Securities Act. The Company has supplemented the disclosure on pages 22 and 70 of the F-1 and on pages 15 and 80 of the F-4 to indicate that it has agreed to register for resale 818,604 of the 1,079,167 shares to be issued in the merger.

Selected Historical Financial Information, page 24
--------------------------------------------------

8. We have reviewed your response to prior comment 18. You should disclose the reasons why the selected financial data for the earliest two years of the five-year period have been omitted from the filing. See Instruction to Item 3.A. of the Form 20-F.

         The Company has added a footnote on page 25 of the F-1 and page 6 of the F-4 to disclose the reasons why the selected financial data for the earliest two years of the five-year period have been omitted from the filing.

Management's Discussion and Analysis, page 26
---------------------------------------------

Amortization of Deferred Drydocking Costs, page 28
--------------------------------------------------
Critical Accounting Policies:  Deferred Drydock Costs, page 37
--------------------------------------------------------------

9. We have reviewed your response to prior comment 33 and the additional disclosure provided in the filing. However, we believe that the "costs of hiring riding crews to effect repairs on a vessel and parts used in making such repairs" are tantamount to being repair and maintenance costs that should be analyzed under your "repair and maintenance" accounting policy as disclosed in Note 2 to your audited financial statements, and should be evaluated as to whether they are capitalizable or expendable as incurred costs to the extent they do not significantly extend or improve the vessel's useful life. The fact that certain basic repair and maintenance activities are performed in route to or during regulatory dry docking should not affect how you account for the associated costs. We consider deferred drydock costs as those direct costs you incur solely as a result of the regulatory requirement that a vessel be inspected, as opposed to costs that you elect to incur at the time of the drydocking out of convenience to your business operations. Please revise your policy and description of deferred drydock costs on a going forward basis to disclose the change in accounting policy and indicate the reason why the historical financial statements have not been restated (i.e., Company determined impact of restating was not material to its operating income and net income for any prior periods presented). Supplementally confirm to us that you will comply.

         In accordance with the Staff's request, commencing January 1, 2006, we have revised our policy to exclude cost of hiring riding crews and the cost of parts used by riding crews in amounts capitalized as drydocking costs. We have not restated our historical financial statements because the impact of such change in accounting is not material to our results of operations and financial position as described in our response to prior comment 33.

         The Company has supplemented the disclosure on pages 30 and 39 of the F-1 and pages 83 and 93 of the F-4 to discuss the change in accounting policy and to indicate why the historical financial statements have not been restated. The Company confirms to the Staff that it will comply with the new accounting policy.

Cash Flows, page 30
-------------------

10. We note your revised disclosures made in response to prior comment 29. Please also disclose the expected repayment period of the $4.0 million receivable from related parties, and identify the related party involved. It is unclear to us why there is a receivable at June 30, 2005, given that the monies were deposited into the bank accounts of Silvergold Shipping, Inc., a previously consolidated entity, and why the funds were not released to the Company at the time of Silvergold's final dividend to its shareholders at May 31, 2005. Please explain and expand the disclosure accordingly, here and in Note 4 to your June 30, 2005 interim financial statements.

         The Company has supplemented the disclosure on page 32 of the F-1, on pages 85 and 86 of the F-4 and in Note 4 to the interim financial statements.

Dividend Policy, page 32
------------------------

11. Expand the second paragraph to disclose the anticipated aggregate dividend amount to be paid, as reflected in the pro forma column in the capitalization table.

         The Company has supplemented the disclosure on page 34 of the F-1 and pages 14 and 88 of the F-4 to disclose the anticipated aggregate dividend amount to be paid.

Business, page 37
-----------------

12. We reissue our prior comment 34. Expand disclosure to more fully describe your international operations and port calls made by your vessels in areas such as the Arabian Gulf, the South China Sea and the Asia Pacific region generally. On page 9, you indicate that an economic slowdown in the Asia Pacific region could materially reduce the amount and/or profitability of your business. Please provide a separate section that describes the extent of your international operations so that investors are able to gauge the extent of the risks you cite.

         The Company has supplemented the disclosure on page 46 of the F-1 and page 68 of the F-4 to more fully describe its international operations.

13. Please expand disclosure to describe how your recent acquisition of the vessel Artemis relates to your operations.

         The Company has supplemented the disclosure on pages 4, 27 and 46 of the F-1 and pages 68, 69 and 81 of the F-4 to describe how its recent acquisition of Artemis relates to its operations.

Tax Considerations, page 55
---------------------------

14. Refer to the last paragraph on page 66. Please replace the phrase that each stockholder "should consult" his or her own tax advisor, with something more permissive; for example, that you "encourage," "recommend" or "suggest" that investors consult their own tax advisor.

         The Company has revised the disclosure on page 69 of the F-1 and pages 43 and 45 of the F-4.

Notes to the Consolidated Financial Statements, page F-7
--------------------------------------------------------

Note 17(6).  Dividend and Authorization of Reverse Stock Split, page F-22
-------------------------------------------------------------------------

15. Refer to the second paragraph. The proposed reverse common stock split should be disclosed in the forepart of the filing with the necessary disclosures as to it having been authorized by the Board, and disclose the date declared, and that management has the decision to decide if and when such reversal will take place, if at all. Disclose that no effect has been given to the proposed reverse stock split in the filing.

         The Company has added the disclosure on pages 4 and 27 of the F-1 and page 81 of the F-4.

June 30, 2005 Interim Financial Statements
------------------------------------------

Consolidated Statements of Shareholders' Equity, page F-32
----------------------------------------------------------

16. We note you have revised this statement to re-allocate the amount of dividend distribution between paid-in capital and retained earnings. As such, please also revise the related June 30, 2005 balance sheet and related financial information throughout the filing, where applicable. Also, please revise the presentation included in the Form F-4 registration statement at page F-46 to ensure allocation consistency with that of Form F-1.

         The Company has revised the disclosure on pages 6, 25, 32, 34 and the F-pages of the F-1 and pages 6, 14, 86 and 87 and the F-pages of the F-4.

Age of Financial Statements
---------------------------

17. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

         The Company will continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants' Consents
---------------------

18. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

         The Company acknowledges that all amendments should contain currently dated accountants' consents and that manually signed consents should be kept on file for five years.

Exhibits
--------

19. Please file the legality and tax opinions, or forms of those opinions, with the next amendment in order to give the staff sufficient time to review those documents.

         The Company has filed forms of the legality and tax opinions with the filing of Amendment No. 2 to the F-1.

Form F-4
--------

General
-------

20. Please revise this filing to comply with our comments issued on the Form F-1 Registration Statement, File No. 333-129145, as applicable. In addition, please revise the Form F-4 for the following comments.

         The Company has revised the F-4 to comply with the Staff's comments issued on the Form F-1 Registration Statement, File No. 333-129145, as applicable.

21. We have reviewed your response to prior comments 50 and 51. It is unclear where the applicable disclosure is reflected in the Form F-1 registration statement. As such, please include the first, second, fourth and fifth sentences of your response to prior comment 50, in the Form F-1 in order to clarify that a total of 1,079,167 newly issued common shares of Euroseas may be issued in the merger, the 818, 604 of those shares being issued to certain affiliates of Cove that will be subject to a one-year holding period and the remaining 260,563 share being issued to non-affiliates of Cove that will not be subject to the one-year holding period. Also, specifically disclose that only the 818,604 shares are being registered for resale and are considered to be included under the designation of Selling Shareholders.

         The Company has added the disclosure on page 70 of the F-1 and page 80 of the F-4.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 33
------------------------------------------------------------------------

22. We have reviewed your response to prior comment 54 and note your disclosures therein. However, please tell us the value attributable to the warrants that are classified within "additional paid-in capital" and tell us why you believe the registering of the common shares underlying the warrants under the Form F-1 registration statement does not result in a public equity market for trading of the securities.

         The value attributable to the warrants included within "additional paid-in capital" is $0.35 per warrant or an aggregate of $614,860. The Company has supplemented the disclosure on pages 10 and 36 of the F-4. The Company had initially determined such value using a binomial tree approach in valuing an American warrant. The Company intends to obtain a formal valuation of the warrants in connection with its preparation of its consolidated financial statements for the year ended December 31, 2005. In addition, the Company would like to clarify that it believes that the registration of the common shares underlying the warrants under the Form F-1 registration statement and the listing of such shares on an exchange may result in a creation of a public equity market for trading of such securities.

Financial Statements
--------------------

Cove Apparel, Inc., page F-1
----------------------------

23. We have reviewed your response to prior comment 56 and note that you will include the audited report of Cove's prior auditors for the fiscal year ended September 30, 2003 along with their consent to the use of their report in your next amendment to the Form F-4 registration statement.

         The Company has included with this filing the audited report of Cove's prior auditors for the fiscal year ended September 30, 2003, along with their consent to use of their report.

Financial Statements
--------------------

Euroseas Ltd.
-------------

Note 17(3).  New Loans, page F-34
---------------------------------

24. As appropriate, revise the last paragraph of Note 17(3)(a) and (b), to ensure consistency of the language with that disclosed in the respective paragraphs of the financial statement footnote included in the Form F-1 registration statement.

         The Company has revised the last paragraphs of Note 17(3)(a) and (b) to make them consistent with the disclosure in the respective paragraphs of the financial statement footnote in the F-1.

Age of Financial Statements
---------------------------

25. Please continue to consider the financial statement updating requirements set forth in rule 3-12 of Regulation S-X.

         As discussed with Beverly Singleton, the Company has now included the audited financial statements of Cove as of September 30, 2005 since Cove is a domestic filer and the Company has kept the pro formas as of June 30, 2005 since the Company is the registrant and is a foreign private issuer. The Company will continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants' Consents
---------------------

26. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

      The Company acknowledges that all amendments should contain currently dated accountants' consents and that manually signed consents should be kept on file for five years.

      The Company thanks the Staff for its close attention to the Registration Statements and looks forward to receipt of any additional comments. The Company would like to confirm its earlier telephonic advice to the Staff that in connection with the Company's private placement transaction, the Company is required to pay liquidated damages to the private placement investors for each day that the F-1 registration statement is not declared effective. These damages began to accrue on January 3, 2006. Therefore, the Company would greatly appreciate receiving any additional comments from the Staff as soon as possible and is available to discuss any questions the Staff might have at its convenience.

      Please feel free to contact the undersigned at (212) 574-1206 or Craig A. Sklar of this office at (212) 574-1386 with any questions or comments.

                                       Very truly yours,

                                       SEWARD & KISSEL LLP

                                       By: /s/ Lawrence Rutkowski
                                           -----------------------------
                                           Lawrence Rutkowski
                                           Partner

                                                                    ATTACHMENT A

      The Company has considered the guidance of Rule 11-01(d) of Regulation S-X ("SX-11") as to whether it has acquired, or committed to acquire, a business (or businesses) for which financial statements under Rule 3-05 of Regulation S-X would be the required. As described below, the Company has concluded that its acquisition of Artemis does not constitute a business under either SX-11 or other guidance as to what constitutes a "business" -- notably EITF 98-3 "Determining Whether a Non-Monetary Transaction Involves Receipt of Productive Assets or of a Business" ("EITF 98-3"). The Company notes that many of the criteria of rule SX-11-01 (d) (2) are similar to those in EITF 98-3. The Company understands the Staff considers that while the guidance in EITF 98-3 should be considered, the primary evaluation should be under Regulation SX-11.

      As noted above, EITF 98-3 and SX-11 contain similar criteria to determine whether the acquired (or transferred in the case of EITF 98-3) assets constitute a business. For purposes of this analysis the Company considered first the requirements of SX-11. The Company notes that where SX-11 and EITF 98-3 overlap, then the additional provisions of EITF 98-3 apply. SX-11 (d) (2) states the following:

      For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

            (1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

            (2) Whether any of the following attributes remain with the component after the transaction:

            i.    Physical facilities;

            ii.   Employee base;

            iii.  Market distribution system;

            iv.   Sales force;

            v.    Customer base;

            vi.   Operating rights;

            vii.  Production techniques; or

            viii. Trade names.

      Our analysis follows:

      (1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction?

      The revenue-producing activity of the vessel is the provision of maritime transportation. After the transaction, the vessel will continue this revenue-producing activity. Often, when a vessel is purchased, it is purchased free of charter and therefore the revenue-producing activity is with a different charterer and thus part of a new transaction. Even where the Company has purchased vessels and assumed related charters, such as in the case of Artemis, the continuity of the revenue producing activity does not automatically result solely because of the acquisition of the vessel. A vessel cannot be acquired with a charter in place without the charterer's consent and the buyer's entering into a direct agreement with the charterer to assume the charter. In that case, the buyer not only enters into an agreement with the seller to acquire the vessel, but also into a separate agreement with the charterer to assume the charter. The mere transfer of a vessel will not serve to transfer a charter, which is a separate service agreement between the vessel owner and the charterer. In addition, once the charter expires, the chartering of the vessel is contracted to a broker and the nature of future charters may vary substantially depending on market demand and Company strategy - e.g. spot market charter, long-term time charter or bareboat charter.

      A question that arises, then, is of the vessel's ability to perform an assumed charter. Simply stated, a vessel, by itself, has no ability to perform an assumed charter. This is because the assumed charter can only be performed with significant inputs from the Company. Because the Company only acquires a vessel and not a business, the vessel cannot operate and cannot generate revenue without those significant inputs. Those inputs include the need to provide a crew to operate the vessel, the technical expertise and knowledge to manage the vessel's operations and maintenance, the need to put in place appropriate insurance arrangements and comply with other required legal, technical and regulatory requirements. Without these, the vessel will simply sit in one place, and not be able to earn revenue.

      Finally, where the Company has assumed a charter, the Company believes that the revenue producing activity of the vessel is generally the same is only one of the factors that needs to be taken into account in considering whether the purchase of the vessel constitutes a business or an asset. In those instances where it has purchased vessels and assumed charters, such as in the case of Artemis, the Company believes that the complete change of the attributes listed in SX-11 (d) (2) (discussed below) outweighs the apparent continuity of the revenue producing activity for the vessel.

      (2) Whether any of the following attributes remain with the component after the transaction?

      i.    Physical facilities

      A vessel is a bare asset consisting of steel that cannot sustain itself without significant inputs from its owner. The physical facility is the vessel. Maintenance of the vessel is performed under contract by the technical ship management company. Subsequent to the transaction, the ship management company is replaced and therefore the office location of the ship management company will also change.

      ii.   Employee base

      A vessel-owning company has no employees. Crew of a ship are not employees of the vessel-owning company, but employees of the management company. The crew changes upon consummation of the acquisition. Other employees involved in sales (chartering) or maintenance are employees of separate companies and are different from employees of the vessel's prior owner.

      iii.  Market distribution system

      A vessel, such as Artemis, is originally chartered through a broker, which is a separate entity. Subsequent to the transaction, the broker is replaced and the new broker finds employment for the vessel once its current charter expires.

      iv.   Sales force

      A vessel-owning company has no employees. Sales,i.e. future chartering, is performed by contract with a broker. As mentioned above, subsequent to the transaction, the broker is replaced and the new broker will find future employment for the vessel.

      v.    Customer base

      Future customers are customers of the broker who matches assets (vessels) with customers. As a result of the transaction, the Company may charter a vessel to different customers, and under different charter strategies e.g. from long-term charters to the spot market once the current charter expires. Where an existing charter is assumed, such as in the case of Artemis, the charterer must approve the sale of the vessel to the new owner and enter into a direct charter assumption agreement with the new owner. Otherwise, there will be a breach of the charter agreement. Once the charter terminates, the Company will market the vessel to other customers.

      vi.   Operating rights

      A vessel or vessel-owning company does not hold operating rights. With respect to Artemis, the vessel now operates under a different flag and a different owning company from the prior owner and the name of the vessel has been changed.

      vii.  Production techniques

      A vessel or vessel-owning company does not hold or have the right to production techniques. However, as noted above, with respect to Artemis, the management of the vessel has changed completely.

      viii. Trade names

      In the case of Artemis, no trademarks or trade names were acquired. However, as a result of the transaction, the ship's name was changed.

      Based on the foregoing, the Company believes that the acquisition of Artemis constitutes the acquisition of assets rather than a business. This conclusion is reinforced by the analysis of whether the acquisition of a vessel constitutes a business or an asset under EITF 98-3.

      EITF 98-3 states that "for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its output to customers."

      The Company has analyzed the transferred set of activities:

      The set includes:

-     Long-lived asset (vessel).

- Access to one customer (the current charterer) but this is only for so long as the assumed charter remains in effect. Otherwise, the purchase of the vessel does not carry with it access to any customers. In addition, when assuming an existing charter, such as in the case of Artemis, the charterer must approve the sale of the vessel to the new owner and enter into a direct charter assumption agreement with the new owner. Otherwise, there will be a breach of the charter agreement. Once the current charter expires, the Company will remarket its vessel to other customers.


      The set excludes (all of which are considered major):

- Employees - all crew members are changed on the vessel upon acquisition, irrespective of whether a charter is assumed with the vessel. The newly acquired vessel must dock at an agreed time at or after the acquisition date to complete this.

- Management of the vessel - the Company appoints a new manager of the vessel. This is fundamental since the manager conducts the vessel's operations.

- Strategic management of the vessel - the new vessel owner's management determines the nature of the future strategic use of the vessel after the charter expires, such as chartering the vessel in the spot market or on period charter.

- Continuity of customers - Where an existing charter is assumed, such as in the case of Artemis, the charterer must approve the sale of the vessel to the new owner and enter into a direct charter assumption agreement with the new owner. Otherwise, there will be a breach of the charter agreement. Once the charter expires, the Company remarkets the vessel to other customers.

-     Continuity of broker - a new broker is appointed to find future customers.

- Continuity of maintenance of the vessel - the new technical management company must put in place the new trading certificates (after inspection by the flag state inspectors and the classification society surveyors) and licenses to change ownership of the vessel, put new insurance agreements in place, implement maintenance plans and set up new and certainly different systems to direct and monitor the operations of the vessel.

- Continuity of trading, national and international certificates (the shipping industry's trading/operating licenses) - these certificates are revoked and must be changed with a change of owner and/or manager before the vessel can start trading (operating). It takes considerable time and effort by the manager to change the certificates. One element of the success of the change of the certificates is that the vessel's physical condition meet specified requirements. When the requirements are not met, repairs need to be completed before the vessel can operate.

- Continuity of revenue earning capability - with a change in the nationality of the owner and/or technical manager, new restrictions may be imposed on the trading pattern of the vessel acquired. For example, a vessel may not be able to trade in certain countries, which may impact the revenue earning capability of the vessel.

- Continuity of profitability of the vessel - with a change in the owner and / or manager, the operating cost structure of the vessel may change significantly. The changes result from the differences in the technical and operational standards employed in running the vessel by the Company, crew efficiency and other costs related to the way that the vessel is operated.

      When a new vessel is acquired, it takes considerable effort by the new owners and the management company to put into place all of the arrangements, which are extensive and indispensable, in order to operate the vessel. The Company believes that the significant missing elements from the transferred set of activities and assets provide a strong indicator that a vessel or vessel-owning company is not a business.

      Furthermore, consistent with shipping industry practice, when the Company acquires a vessel, such as Artemis, it does not obtain the historical operating data for the vessel from the seller because that information is not material to the Company's decision to make an acquisition, nor does the Company believe it is helpful to potential investors in assessing the Company's business or profitability. The Company's decision to acquire a vessel is based on its assessment of future market opportunities and the ability of its managers to employ the vessel in favorable chartering agreements. Therefore, the Company does not consider that historical information is material to its decision to make any particular acquisitions nor does it believe that such information would be helpful to investors in assessing the Company's future financial results. The same was true in the case of our acquisition of Artemis. The Company did not consider any historical information with respect to Artemis. In addition, most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. The Company does not perform any historical financial due diligence in respect of the secondhand vessels it has acquired or intends to acquire. Prior to the delivery of a purchased vessel, the seller will remove from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership. The foregoing was true in the case of the acquisition of Artemis.

      Moreover, a shipowner's profitability is driven in large part by its management practices and cost controls. The principal variable expense items for shipping companies are vessel operating expenses and general and administrative costs. Vessel operating expenses are the operating costs (crew, provisions, stores, lubricants, insurance, maintenance and repairs) that are borne by the shipowner. They can vary considerably from owner to owner and are driven by individual factors such as crew selection, technical manager and repair and maintenance practices and expenditures as well as by the size of the owner's fleet and management organization (i.e., economies of scale and economic leverage), location and similar factors. General and administrative costs also can vary considerably from owner to owner depending on where the manager is located and the geographic areas in which the carriers operate. In addition, the size of the fleet under management can drive economies of scale and affect the amounts and relative significance of these expenses. In short, the prior operating results of a ship that was generated by an unrelated owner which operated it as part of a different fleet with a different commercial and technical management structure, operating costs and overheads, are of little relevance to investors of the Company.

      Based on the facts set forth above, the Company believes that the acquisition of Artemis constitutes the acquisition of an asset rather than a business. The Company has added disclosure in "Management's Discussion and Analysis of Financial Condition and Results of Operation" under "Lack of Historical Operating Data for Vessels Before their Acquisition" to explain that the Company treats vessel acquisitions as acquisitions of assets.